UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                       -----------------------------

                               SCHEDULE 14f-1

                           INFORMATION STATEMENT
                     PURSUANT TO SECTION 14(f) OF THE
                           SECURITIES ACT OF 1934
                   AND RULE 14f-1 PROMULGATED THEREUNDER

                     ----------------------------------

                           RESCON TECHNOLOGY CORP
                         --------------------------
           (Exact name of registrant as specified in its charter)


                                 000-13822
                                -----------
                          (Commission File Number)

     NEVADA                                                 83-0210455
------------------------                               --------------------
(State of incorporation)                               (I.R.S. Employer
                                                        Identification No.)


                             1500 Market Street
                           12th Floor, East Tower
                      Philadelphia, Pennsylvania 19102
                     ---------------------------------
                  (Address of principal executive offices)

                               (215) 246-3456
                             ------------------
            (Registrant's telephone number, including area code)

RESCON TECHNOLOGY CORP

                           INFORMATION STATEMENT
                      PURSUANT TO SECTION 14(F) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                   AND RULE 14F-1 PROMULGATED THEREUNDER


RESCON TECHNOLOGY CORP IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY THE SHAREHOLDERS OF RESCON IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

                                INTRODUCTION


     This Information Statement is being furnished to stockholders of record as of January 3, 2005, of the outstanding shares of common stock, par value $0.0001 (the "Common Stock") of ResCon Technology Corp, a Nevada corporation, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder, in connection with the issuance of certain shares of Common Stock pursuant to an Agreement and Plan of Reorganization, dated October 16, 2004, by and among ResCon Technology Corporation, a Nevada corporation ("Rescon"), Nayna Acquisition Corporation, a Nevada corporation and a wholly owned subsidiary of Rescon, ("Acquisition Sub"), Nayna Networks, Inc. ("Nayna"), and Christian Nigohossian, (the "Merger Agreement"), pursuant to which Acquisition Sub, merged with and into Nayna, with Nayna surviving as a wholly owned subsidiary of Rescon (the "Merger").

     The Merger Agreement provides that Rescon's directors and executive officers, Henrik Klausgaard, Ilona Klausgaard, Tristan V. Voth-Stonger shall resign effective as of the Closing Date (as defined in the Merger Agreement) and that Rescon shall appoint Naveen S. Bisht, Tsuyoshi Taira, Nicholas Mitsakos, Babu Ranganathan and Rahul Vaid as the directors of Rescon. Effective as of the Closing Date, Tsuyoshi Taira will become the Chairman, Naveen S. Bisht will become Chief Executive Officer and President and Secretary, and Michael Meyer will become Chief Financial Officer. Rescon will, to the extent permitted by applicable law, secure the resignation of, or remove, Henrik Klausgaard, Ilona Klausgaard and Tristan
V. Voth-Stonger as the existing directors and executive officers so as to enable the above persons to be appointed as directors and officers in accordance with the Merger Agreement. Henrik Klausgaard, Ilona Klausgaard, and Tristan V. Voth-Stonger have indicated their intent to resign on the Closing Date.

     This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder.



     No action is required by the stockholders of Rescon in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to Rescon's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of Rescon's directors occurs (otherwise than at a meeting of Rescon's stockholders). Accordingly, the closing of the transactions contemplated under the Merger Agreement ("Closing") and the resulting change in a majority of the Rescon's directors will not occur until at least 10 days following the mailing of this Information Statement, which will be mailed to Rescon's stockholders of record on or about January 11, 2004.

                   PROPOSED CHANGE IN CONTROL TRANSACTION

     On October 16, 2004, Rescon entered into the Merger Agreement, which provides that, on the Closing Date, Rescon will acquire all of the outstanding capital stock of Nayna in exchange for Rescon's issuance to the Nayna Stockholders of 32,500,000 shares of Rescon's Common Stock. Immediately following the Closing, Nayna stockholders will own approximately 89% of the issued and outstanding shares of Rescon's Common Stock and the current shareholders of Rescon prior to the Closing will own approximately 11% of the issued and outstanding shares of Rescon's Common Stock.

     Effective as of the Closing, Henrik Klausgaard, Ilona Klausgaard, and Tristan V. Voth-Stonger will resign as directors and executive officers of Rescon, and the newly-appointed board of directors of Rescon will consist of Naveen S. Bisht, Tsuyoshi Taira, Nicholas Mitsakos, Babu Ranganathan and Rahul Vaid. Three director positions will remain vacant following the Closing, but these vacant positions are expected to be filled within thirty
(30) days following Closing.

     Rescon's completion of the transactions contemplated under the Merger Agreement are subject to the satisfaction of certain contingencies including, without limitation, Nayna's delivery of audited and pro forma financial information acceptable to Rescon and compliance with regulatory requirements. The directors of Rescon and the directors and stockholders of Nayna have approved the Merger Agreement, subject to the contingencies and the transactions contemplated thereunder.

                             VOTING SECURITIES

     Rescon's Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of Rescon's shareholders. Each share of common stock entitles the holder thereof to one vote. As of January 3, 2005, there were approximately 4,170,440 shares of Rescon's Common Stock outstanding.

                             RESCON'S BUSINESS

     Rescon has been engaged in developing certain business opportunities it has acquired during the past few years, including seeking funding to complete final development and marketing of its Reading and Writing Plus educational product, its digital yearbook and its trading software platform.

                                     3

                              NAYNA'S BUSINESS

     Founded in February 2000, Nayna is a hardware and software development company that designs, develops and markets next generation broadband access solutions, also known as Ethernet In The First Mile (EFM) solutions for the secure communications market. Typical customers include carriers, Cable TV
(CATV) service providers and corporations. Nayna's flagship platform, ExpressSTREAM, removes the performance bottlenecks typically found in access networks. The high quality and rich feature set of Nayna's solutions enables the gigabit class ExpressSTREAM platform to address a wide variety of applications from the transport level up to and through the application layer. Nayna, together with the companies which it has acquired, has raised more than $65 million in venture capital investment over the past five years, substantially all of which has been spent on product development.

     Nayna's solutions are based on proprietary hardware and software implementations that are largely based on standard components. This approach makes Nayna's solutions more flexible and less costly and enables Nayna to address its customer's needs swiftly without the cost or time required to make custom silicon chips. These high-performance, cost-effective solutions are enhanced by intelligent enforcement of Quality of Service (QoS), which positions Nayna to compete effectively in its target markets.

     Throughout 2004, Nayna introduced a series of products under its flagship ExpressSTREAM platform. ExpressSTREAM is certified for a wide variety of applications including handling of advanced real time applications such as streaming content. Previous generations of products were limited to average bandwidths of just a few hundred Kilo bits per second (Kbps) and a total of just 2.5Gbps per system. Nayna's ExpressSTREAM solutions range up to 32 Gbps of non-blocking system capacity and 10/100/1000 Mbps per subscriber site.

     This high capacity is supported by high performance switching capacity of up to 48 million packets per second, compared to just 2 million packets per second in most gigabit LAN switches. Nayna's high performance switching fabric is the key to its excellent carrier class QoS and in turn, provides Nayna the ability to mix and match voice, data and IP video on the same links. While typical LAN products can only handle large data packets efficiently, ExpressSTREAM has sufficient additional capacity to enable it to mix small high priority voice packets in the same stream as the larger packets without being lost or delayed.



                                     4

                           DIRECTORS AND OFFICERS

      The following table sets forth the names, positions and ages of the Rescon's current executive officers and directors. All of Rescon's directors serve until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are at the discretion of the board of directors.


NAME                          AGE       POSITION
-----			      -----     ---------
Henrik H.E. Klausgaard (1)    44        Chief Executive Officer and
                                        Director

Ilona V. Klausgaard           44        Chief Financial Officer, Secretary,
                                        Treasurer and Director

Tristan V. Voth-Stonger, M.D  56        Director


     (1) Mr. Klausgaard became a director in May 2004 and became the CEO in August 2004.
     (2) Mrs. Klausgaard became a director in May 2004 and became the CFO, secretary and treasurer in August 2004.
     (3)  Dr. Voth-Stonger became a director in August 2004

     HENRIK H.E. KLAUSGAARD. Since 1995, Mr. Klausgaard has served as an executive of a corporate services enterprise providing consulting and support in corporate structuring and trustee services to private individuals and foundations. Since 2003 he has also took he has served on the board of directors of a UK based corporate service provider. From 1989 to 1995, Mr. Klausgaard was an independent financial consultant, primarily in Germany. Mr. Klausgaard is not currently serving as a director of any other reporting company.

     ILONA V. KLAUSGAARD. Since 1995, Mrs. Klausgaard has served as the managing director of a corporate service provider based in Europe specializing in set up and management of international corporate entities. During this time, she has also served as a director for various corporations. From 1985 to 1985, Mrs. Klausgaard was self employed and provider client acquisition services to independent financial services consultants in Europe. Mrs. Klausgaard is not currently serving as a director of any other reporting company.

     TRISTAN V. VOTH-STONGER, M.D.   Dr. Stonger currently works as a
plastic surgeon specializing in cosmetic, reconstructive and hand and nerve surgery. He has practiced in Peru, Indiana since 1991 and has served as a director of the Indiana Pain Center since 1998. Dr. Stonger also served as a Flight Surgeon for the United States Air Force Reserves from 1986 to 1994. Dr. Stonger graduated with an A.B. degree in Zoology, Anthropology from Indiana University in 1969. He received an M.D. degree from the Indiana University School of Medicine in 1973. Dr. Stonger does not currently as a director of any other reporting company.

     Henrik Klausgaard and Ilona Klausgaard are married.


                                     5

                   COMMITTEES OF THE BOARD OF DIRECTORS

     Rescon does not currently have an audit committee, however, for certain purposes of the rules and regulations of the SEC, the Company's board of directors is deemed to be its audit committee. Rescon's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have. With the proposed change in control of Rescon, it is the intent of the new board of directors to create an audit committee. One of the director positions to be filled within 30 days of the Closing Date will be a director who is an "audit committee financial expert".

     Rescon does not have a standing compensation or nominating committee or committees performing similar functions because it has no meaningful operations and has no employees. Rescon determined not to establish a nominating committee at this time in view of changes in the composition of the Board of Directors that will occur on the Closing Date. Previously, nominations were determined by the members of the then existing Board of Directors.

     The board of directors met four times during the 2004 fiscal year.

               DIRECTORS AND EXECUTIVE OFFICER COMPENSATION

     The following table sets forth certain summary information concerning the compensation paid or accrued by Rescon to its current and former directors and executive officers during the fiscal years ended August 31, 2004, 2003 and 2002:

                         SUMMARY COMPENSATION TABLE


                        Long Term Compensation             Long Term     Compensation
                                                              Awards          Payouts

                                                        Restr                     All
Name &                                                  icted           LTIP    Other
Principal                                     Compen    Stock Options  Payout   Compen
Position                Year   Salary   Bonus sation   Awards /SARs #     ($)   sation
-------------------------------------------------------------------------------------

Henrik Klausgaard       2004     $-0-     $-0-   $-0-    $-0-     --    $-0-     $-0-
 CEO, Director

Ilona Klausgaard        2004      -0-      -0-    -0-     -0-     --     -0-      -0-
 CFO, Secretary,
 Treasurer, Director

Tristan Voth-Stonger    2004      -0-      -0-    -0-     -0-     --     -0-      -0-
 Director

Christian Nigohossian*  2004   12,000      -0-    -0-     -0-     --     -0-   17,600
 Former CEO,            2003   12,000      -0-    -0-     -0-     --     -0-      -0-
 President, Director    2002      -0-      -0-    -0-     -0-     --     -0-      -0-

-------------------------------------------------------------------------------------


* Mr. Nigohossian resigned as CEO, president and director of Rescon in August 2004.


                                     6


                         NEW DIRECTORS AND OFFICERS

     The Merger Agreement provides that, on the Closing Date, the current directors and officers of Rescon shall resign and Rescon shall appoint the following persons as executive officers and directors of Rescon.


NAME                     AGE    POSITION
----                     ----   ---------
Naveen S. Bisht          41     Founder, President, Chief Executive Officer,
                                and Director

Tsuyoshi Taira           65     Chairman of the Board of Directors

Nicholas Mitsakos        45     Director

Babu Ranganathan         50     Director

Rahul Vaid               30     Director

Gautam Chanda            47     Vice President Business Development &
                                Vertical Markets

Richard D'Sa             55     Vice President Worldwide Sales

Hari Hirani              49     Vice President Engineering

Dr. Raj Jain             53     Co-Founder and Chief Technology Officer

Michael Meyer            54     Chief Financial Officer

Dominique Rodriguez      50     Vice President Product Management


The following sets forth biographical information concerning the newly elected directors and principal officers:

NAVEEN S. BISHT has over 15 years of experience in business development, marketing, strategy, engineering and general management in storage, networking and the telecommunication industry. Previously he was the Founder, President and CEO of Ukiah Software, Inc. - a leader in policy-based bandwidth and security management software systems for service provider and enterprise networks that was sold to Novell, Inc. in 1999. Ukiah received a number of awards including Top 10 Companies to Watch in 1999; Top 25 Hot Startups of 1998; 1999 Telecommunications Product of the Month Award; 1999 and 1998 Hot Product Awards. Prior to Ukiah, he was founder and President of a consulting services company focused on telecommunication and networking market. He is also Founder/Partner of Luxmi Ventures LLC - a seed stage venture fund focused on network infrastructure market. Naveen attended the Ph.D. Program at University of California, Santa Barbara; holds a MS from Texas Tech University; and earned a MS and BSME from the Birla Institute of Technology & Science, Pilani. He holds three patents in the area of Quality of Service and security management in IP Networks. Mr. Bisht is not a nominee or director of any other reporting company.


                                     7

TSUYOSHI TAIRA is the CEO of Tazan International Inc, a venture capital and management consultancy firm. Mr. Taira has been involved with a number of Silicon Valley startup companies as founding investor/director including Atmel Semiconductor (NASDAQ: ATML), Pico Power Technology Inc (acquired by Cirrus Logic), Junglee Corporation (acquired by Amazon.com, NASDAQ: AMZN), Armedia (acquired by Broadcom, NASDAQ: BRCM), Apptivity (acquired by Progress Software, NASDAQ: PRGS) and many others. He has been instrumental in providing seed stage financing, management and marketing advice, especially for the Far Eastern market to the startup companies. Currently he serves on the boards of Silicon Storage Technology Inc. (flash memory company), Nayna Networks, Inc. (networking products and services), Ureach.Com (unified e-mail and voice mail messaging company), Asia-Links Media (Semiconductor components e-commerce) and Teleweb (Call Center in China). In addition, he is on the advisory board of Silicon Motion (Graphic Controller IC), CLCEO (Polarizer), Reveo (Revolutionary Electro Optics Technology Company) and several other companies. Previously, Mr. Taira was Chairman of Sanyo Semiconductor directing Sanyo's US marketing strategy. Most of his career was spent at Sanyo Corporation except for five years when he worked at Fairchild Semiconductor. Mr. Taira graduated from Tokyo Metropolitan University with a BSEE. He also received an Honorary Doctor of Humanities from Newport Asia Pacific University in March 2000. He has published a number of books including "Audio Amplifier", "Transistor Physics and Application" as a Co-author and most recently a book on entrepreneurship, "My Fellow Engineer, Let's Challenge" from Nikkei BP.

NICHOLAS MITSAKOS is an investor and entrepreneur focusing on communications and bioscience. He is on the board of directors to Nayna Networks; Hawaii Biotech; Meru Networks; Matisse Networks; NetContinuum Corporation; and BridgeWave Communications. He is a co-founder or founding investor in Meru Networks, Matisse Networks, Nayna Networks and NetContinuum. He is an active advisor to SiNett Corp, MiraPoint Communications, Colo, Inc., Firewave, Inc. and PS Pharmaceuticals. Mr. Mitsakos has co-founded several other companies, including InterVu (IPO December 1997, sold to Akamai March 2000), Capri Systems (sold to Time-Warner in June 1996), Berkeley Networks (sold to FORE Systems September,
1998); and General Computer Corporation (sold to Warner Communications).
He was the lead investor in Maverick Networks (sold to Broadcom in May, 1999); Wireless Home (sold to Western Multiplex, now Proxim, in April,
2001); ConvergeNet (sold to Dell in July 1999), and Magma Design Automation (IPO November 2001). Since 1989, Mr. Mitsakos has provided capital for, or acquired, over 25 companies in the US, Europe and Asia, including several companies in China. He served as a director or advisor to each company, and was the CEO of three companies. Mr. Mitsakos has also worked as an investment banker at Goldman Sachs and Drexel Burnham, and was a consultant at the Boston Consulting Group. He was a lecturer at UCLA's Anderson School of Business from 1993 to 1998, creating two courses focused on developing successful businesses from emerging technologies. He holds BS degrees in Computer Science and Microbiology from the University of Southern California and an MBA from Harvard University. He is also on the board to UCLA's Center for Cerebral Palsy within the UCLA Medical School. Mr. Mitsakos is not a nominee or director of any other reporting company.



                                     8

BABU RANGANATHAN is a general partner focused in enterprise applications, networking software and hardware. Prior to joining Apex, Babu was a management consultant with Booz, Allen and Hamilton, where he developed strategic technology initiatives for clients in multiple industries. He also held various management positions in technology development, strategic services and account management with AT&T. Babu serves or previously served on the boards of Agamis Systems, Ageia, e-studio LIVE, Nayna Networks and NexPrise. He has worked extensively with the management teams of Finjan, Doublespace, I3 Mobile, Inc., and IDK/NETdelivery Corporation. Babu holds an MBA from the University of Chicago and a BS in Engineering from the Indian Institute of Technology. Mr. Ranganathan is not a nominee or director of any other reporting company.

RAHUL VAID is a general partner with Pacesetter Capital Group and joined the firm in January 2001 and has led several investments for the firm. Prior to joining the firm, he was Vice President of Investments at Doublespace LLC, an early stage investment firm that invested in media and telecommunications ventures in the U.S. and Europe. Prior to Doublespace, Rahul was one of the founding members of Wit Capital's (now Soundview Technology Group - Nasdaq: SNDV) investment banking group through the firm's initial public offering in 1999 and served as Vice President of Investment Banking. Previously, Rahul has held engineering positions at Daat Research and the Tata Institute of Fundamental Research in India. Rahul is involved with several entrepreneurial and industry organizations such as TiE, CiE, IEEE, SVMG, AEA, and is a frequent speaker at several conferences on entrepreneurship and venture capital. Rahul holds an MEM (a joint business degree) and an MS from Dartmouth College, a BS degree from Government College of Engineering Pune, India, and an Advanced Diploma in Enterprise Systems from N-IIT, India. Mr. Vaid is not a nominee or director of any other reporting company.

GAUTAM CHANDA was most recently co-founder, President, and CEO of Accordion Networks, has over 20 years of product development experience with telecommunications and data communications systems, including ATM/IP switching, multi-service access, and SONET/SDH technologies. Accordion Networks developed products to deliver Broadband Access Services in the buildings such as MTU (Multi-Tenant Units), MDU (Multi Dwelling Units) and Hospitality (Hotels). Accordion was funded by distinguished investors such as Intel, Transwitch Corp., and Bell Canada. Prior to co-founding Accordion, he was the principal founder and VP of Engineering at Mayan Networks that developed IP over SONET products for the Service Providers. He has held various senior technical and management positions at Premisys, 3Com, Intel and ITT. Mr. Chanda holds a BSEE from the Birla Institute of Technology and Science in Pilani, India and an MSEE from the Polytechnic Institute of NY at Brooklyn.



                                     9

RICHARD D'SA has over 25 years of experience in the telecommunications and high technology markets where he has been lauded by his peers for his visionary strategies. Richard was most recently in charge of Arambei, a technology, M&A and a channel bridging consultant company. Previous to Arambei, D'sa was Founder, Senior Vice President, Worldwide Sales & Marketing and COO of Xpeed Networks, in the broadband access market with DSL and optical solutions. Previous to Xpeed, D'sa spent 18 successful years at Motorola Semiconductors, LSI Logic and ITEX in various senior executive engineering, sales and marketing management roles where his contributions earned him several awards and promotions. He also spent six years at OPTi, a premier PC Chipset Company where he served in management roles to the Senior Executive VP level. D'sa holds B.Sc Honors degree in Electronics Engineering and Physics, majoring in optical spectroscopy, semiconductors, electro-magnetic theory and electronics from University of London, UK.

HARI HIRANI is a senior engineering executive with extensive experience managing the development of carrier class products for Telecom market. Hari was previously Vice-President Engineering for NtechRA, Inc. Before NetchRA Hari was the Director of Engineering for HAL Computers (a division of Fujitsu), ADC Telecommunications and Telco Systems. Hari has published numerous technical papers published by industry leading journals. Hari holds an MSEE (Computer and Information Engineering) from the University of Florida and BSEE from MS University, India.

DR. RAJ JAIN is an industry renowned professional in communications industry for his work in IP traffic Management, ATM, Optical Networking and quality of service. Most recently, he has been a Professor of Computer Science at Ohio State University. Prior to that for sixteen years, he was a Senior Consulting Engineer at Digital Equipment Corporation and led the design and analysis of many computer systems and networking technologies including Ethernet, DECnet, OSI, FDDI, and ATM networks. He was also an active member of the All-Optical Networking (AON) consortium consisting of Digital, M.I.T./Lincoln Lab, and AT&T that started the research on Dense Wavelength Division Multiplexing networks. He is an active participant in several other industry forums including Internet Engineering Task Force
(IETF), Optical Interoperability Forum (OIF), Institute of Electrical and Electronic Engineering (IEEE), American National Institute (ANSI), ITU and Telecommunications Institute of America (TIA). He is a Fellow of IEEE, a Fellow of ACM and a member of Optical Society of America, Society of Photo-Optical Instrumentation Engineers (SPIE), and Fiber Optic Association. Dr. Jain has also taught at MIT and has 13 patents, over 120 publications and a number of awards for his contribution to the industry. Previously, he was a consultant to Nortel, Nexabit/Lucent and a number of other networking companies. Dr. Jain received his Ph.D. in Computer Science from Harvard University.


                                     10

MICHAEL MEYER has over 15 years of executive experience in finance and operations in manufacturing and high-tech companies. Previously, from 2000 to 2004, he was the CEO of AirLink Communications, a wireless data solutions company. Immediately prior to that, in 1999, he was at LuxN, a fiber optic equipment startup. From 1996 to 1998 Michael was the VP Finance and Operations for Sierra Wireless, a wireless modem manufacturer. He also was the founder and president of a services company focused on providing temporary executive help for manufacturing and high-tech companies. He has also been the CFO of a public software company, a merchant bank (investing in high-tech startups), a battery company and an electrical equipment manufacturer. Michael attended the MBA program at Simon Fraser University and holds a CMA from the Society of Management Accountants. Michael has lived an worked in Australia, Canada and the US.

DOMINIQUE RODRIGUEZ brings over 20 years of experience in senior engineering, technology, product marketing and business development in the networking and telecommunications industry. Most recently, he was CTO & Co-founder of Xpeed Networks. - a company focused on the broadband access market. Prior to Xpeed, he was the Director of Technology Licensing at Cylink Corp focused on their wireless products. Previously, he was a Group Manager, Sparc Technology Group at Sun Microsystems. Prior to that, he was Co-founder, President and CEO of AIT. He also worked at Thomson-CETIA. He holds a BS and MS in computer Science and a MBA from the University of Paris. He also attended the Doctoral Program at University of Paris.

     Each director will serve until his successor is elected at the annual meeting of shareholders or until his earlier death, resignation or removal and, subject to the terms of any employment agreement with Rescon, each executive officer serves at the pleasure of the Board of Directors. None of the new officers or directors have been involved in any transaction with Rescon or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, other than with respect to the transactions that have been described herein. None of the current or new directors and officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                           SECURITY OWNERSHIP OF
                  CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding Rescon's Common Stock beneficially owned on January 3, 2005 for (i) each stockholder known to be the beneficial owner of 5% or more of Rescon's outstanding Common Stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At January 3, 2005, Rescon had approximately 4,170,440 shares of Common Stock outstanding.


                                     11

                                             Number of Shares
Beneficial Owner                             Beneficially Owned  Percent
-------------------------------------        ------------------  --------------
Naveen S. Bisht (1)                                      -0-                *

Gautam Chanda (1)                                        -0-                *

Richard D'Sa (1)                                         -0-                *

Ex-Pit, Inc.                                         338,984             5.5%

Hari Hirani (1)                                          -0-                *

Dr. Raj Jain (1)                                         -0-                *

Henrik Klausgaard                                        -0-                *

Ilona Klausgaard (2)                                  11,017                *

Michael Meyer (1)                                        -0-                *

Nicholas Mitsakos (1)                                    -0-                *

Christian Nigohossian (3)                          1,949,154            46.7%

Radical Technologies, Inc.                           372,882             8.9%

Babu Ranganathan                                         -0-                *

Dominique Rodriguez (1)                                  -0-                *

Speed of Thought Trading Corporation (3)             917,967            22.0%

Tsuyoshi Taira (1)                                       -0-                *

Rahul Vaid (1)                                           -0-                *

Tristan V. Voth-Stonger                               96,611             2.3%
-------------------------------------------------------------------------------
Directors, executive officers and nominees
as a group (14 persons)                              107,628             2.6%
-------------------------------------------------------------------------------
                    TOTAL                          2,768,648            66.4%
-------------------------------------------------------------------------------

* Less than 1.0%


(1)  Nominee director and/or officer of Rescon.

(2) Mrs. Klausgaard owns no shares in her own name. Mrs. Klausgaard is the sole director of an entity that owns 11,017 common shares of Rescon and therefore, may be deemed to have voting control over those shares.

(3) Mr. Nigohossian owns 1,031,187 shares in his own name. Mr. Nigohossian is the president and director of Speed of Thought Trading Corporation and therefore, may be deemed to have voting control over the 917,967 shares held by Speed. Mr. Nigohossian is not a shareholder of Speed. Mr. Nigohossian is no longer an officer or director of Radical Technologies, Inc., and no longer maintains voting or investment power over the shares held by Radical.

          Following closing of the Merger Agreement, there will be approximately 36,670,040 common shares outstanding (including the 32,500,000 shares of Rescon common stock issued to the stockholders of Nayna in exchange for 100% of the outstanding shares of common stock of Nayna). The following table sets forth certain information regarding concerning the number of shares of Rescon stock anticipated to be acquired upon the closing of the Merger based in part on shares of Nayna stock beneficially owned on December 31, 2004 for (i) each stockholder anticipated to be the beneficial owner of 5% or more of Rescon's outstanding Common Stock, (ii) each executive officer and director, and
(iii) all executive officers and directors as a group, on a pro forma basis to reflect the transactions contemplated by the Merger Agreement. Unless otherwise indicated, each person in the table will have sole voting and investment power with respect to the shares shown after the consummation of the transactions contemplated by the Merger Agreement. Except as otherwise noted, options granted under the Nayna 2000 Stock Option Plan, which will be assumed by Rescon in connection with the Merger, are immediately exercisable, subject to the company's right to repurchase unvested shares upon termination of employment or other service at a price equal to the option exercise price.

                                             Number of Shares
Beneficial Owner                             Beneficially Owned  Percent
-------------------------------------------- ------------------  --------------
Pacestter/ MVHC, Inc. (1)
2435 North Central Expressway, Suite 200
Richardson TX 75082. . . . . . . . . . . .   4,423,397           12.06%

Ignite Ventures (2)
225 Shoreline Drive #510
Redwood City, CA 94065 . . . . . . . . . .   4,360,092           11.89%

Apex Ventures (3)
233 South Wacker Drive, Suite 9600
Chicago, Il 60606. . . . . . . . . . . . .   4,119,982           11.24%

Eric McAfee (4)
10600 North DeAnza Blvd., # 250
Cupertino, CA 95014. . . . . . . . . . . .   4,100,000           11.18%

Berg McAfee Companies, LLC (5)
10600 North DeAnza Blvd. #250
Cupertino, CA 95014. . . . . . . . . . . .   3,000,000           8.18%

MKS Ventures, LLC (6)
3320 Baker Street
San Francisco, CA 94123. . . . . . . . . .   2,884,597           7.80%

Christian Nigohossian. . . . . . . . . . .   1,949,154           5.32%

Naveen S. Bisht (7). . . . . . . . . . . .   2,264,273           5.98%

Gautam Chanda (8). . . . . . . . . . . . .   448,556             1.21%

Richard D'Sa (9) . . . . . . . . . . . . .   440,171             1.19%

Hari Hirani (10) . . . . . . . . . . . . .   410,377             1.11%

Dr. Raj Jain (11). . . . . . . . . . . . .   1,128,464           3.03%

Michael Meyer (12) . . . . . . . . . . . .   350,000             *

Dominique Rodriguez (13) . . . . . . . . .   348,371             *

Tsuyoshi Taira (14). . . . . . . . . . . .   1,174,475           3.20%

Nicholas Mitsakos (6). . . . . . . . . . .   2,884,597           7.80%

Babu Ranganathan (3) . . . . . . . . . . .   4,119,982           11.24%

Rahul Vaid (1) . . . . . . . . . . . . . .   4,423,397           12.06%

Directors and executive officers
as a group (11 persons)(15). . . . . . . .   17,992,663          44.43%

                                     13

* Less than 1.0%

(1)  - 3,806,663 shares held by Alliance Enterprise Corporation, and
     - 312,655 shares held by Mesbic Ventures, Inc.
     each of which is an Small Business Investment Company and a wholly owned affiliate of Pacesetter /MVHC, Inc. ("PMVHC"), and through an investment committee, exercises sole voting and investment power with respect to all shares of record held by these entities. Individually, no stockholder, director or officer of PMVHC has or shares such voting or investment power. Also, includes 300,499 shares held by Pacesetter Growth Fund, L.P., which shares common management with PMVHC and for which PMVHC is a limited partner. Mr. Vaid, a Senior Vice President of PMVHC, disclaims beneficial ownership of shares held by these entities except to the extent of his pecuniary interest in these entities and the 3,580 shares Mr. Vaid personally holds.

(2)  Includes:
     - 4,350,012 shares held by Ignite Ventures II, L.P.,
     - 7,192 shares held by Ignite Ventures I, L.P., and
     - 1,060 shares held by Ignite Entrepreneurs, L.P.
     each of which is an affiliate of Ignite Associates LLC, which also
     holds 1,828 shares directly.   Ignite Associates LLC is the general
     partner of each of these entities, and through an executive committee, exercises sole voting and investment power with respect to all shares of record held by these entities. Individually, no stockholder, director or officer of Ignite Associates LLC has or shares such voting or investment power.

(3)  Includes:
     - 2,744,148 shares held by Apex Investment Fund V, L.P.,
     - 1,335,369 shares held by Apex Investment Fund IV, L.P., and
     - 40,465 shares held by Apex Strategic Partners IV, LLC
     Apex Management V, LLC is the general partner of Apex Investment Fund V, L.P. and Apex Management IV, LLC is the general partner of Apex Investment Fund IV, L.P. and Apex Strategic Partners IV, LLC. Apex Management V, LLC and Apex Management IV, LLC, each through an executive committee, exercises sole voting and investment power with respect to all shares of record held by Apex Investment Fund V, L.P and Apex Investment Fund IV, L.P. and Apex Strategic Partners IV, LLC, respectively. Individually, no stockholder, director or officer of Apex Management V, LLC or Apex Management IV, LLC has or shares such voting or investment power. Mr. Ranganathan, a Managing General Partner of both Apex Management V, LLC and Apex Management IV, LLC disclaims beneficial ownership of shares held by these entities except to the extent of his pecuniary interest in these entities.

(4)  Includes:
     - 3,000,000 shares held by Berg McAfee Companies, LLC,
     - 500,000 shares held by McAfee Capital, LLC
     - 400,000 shares held by Cagen McAfee Capital Partners, and
     - 200,000 shares held by P2 Capital, LLC
     Mr. McAfee is a Managing Partner of Berg McAfee Companies, LLC and Cagen McAfee Capital Partners, each of which exercises sole voting and investment power with respect to all shares it holds of record through an executive committee. Individually, no stockholder, director or officer of Berg McAfee Companies, LLC or Cagen McAfee Capital Partners has or shares such voting or investment power. Mr. McAfee disclaims beneficial ownership of shares held by Berg McAfee Companies, LLC and Cagen McAfee Capital Partners except to the extent of his pecuniary interest in those entities. Mr. McAfee is the sole Managing Partner of McAfee Capital, LLC. In this capacity, Mr. McAfee exercises sole voting and investment power with respect to all shares of record held by McAfee Capital, LLC. Mr. McAfee's spouse is the sole Managing Partner of P2 Capital, LLC. In this capacity, she exercises sole voting and investment power with respect to all shares of record held by P2 Capital, LLC. Mr. McAfee disclaims beneficial ownership of shares held by P2 Capital, LLC.

(5) Berg McAfee Companies, LLC exercises sole voting and investment power with respect to all shares it holds of record through an executive committee. Individually, no stockholder, director or officer of Berg McAfee Companies, LLC has or shares such voting or investment power.

(6) Includes 1,857,054 shares held by MKS Ventures, LLC. Mr. Mitsakos is the sole Managing Member of MKS Ventures, LLC. In this capacity, Mr. Mitsakos exercises sole voting and investment power with respect to all shares of record held by MKS Ventures. Also includes
     298,374 shares subject to immediately exercisable options, of which 49,729 shares will be vested within 60 days after December 31, 2004.

(7) Includes 1,208,030 shares subject to immediately exercisable options, of which 647,420 shares will be vested within 60 days after December 31, 2004. Also includes 5,966 shares held in trust for the minor children of Mr. Bisht, of which he disclaims beneficial ownership.

(8) Represents 448,556 shares subject to immediately exercisable options, none of which will be vested within 60 days after December 31, 2004.

(9) Represents 440,171shares subject to immediately exercisable options, none of which will be vested within 60 days after December 31, 2004.

(10) Represents 410,377 shares subject to immediately exercisable options, of which 211,528 shares will be vested within 60 days after December 31, 2004.

(11) Includes 531,716 shares subject to immediately exercisable options, of which 345,731 shares will be vested within 60 days after December 31, 2004.

(12) Includes 250,000 shares subject to the company's right to repurchase unvested shares upon termination of employment or other service at a price equal to the purchase price and 100,000 shares subject to immediately exercisable options, none of which will be vested within 60 days after December 31, 2004.

(13) Includes 332,979 shares subject to immediately exercisable options, of which 155,021 shares will be vested within 60 days after December 31, 2004.

(14) Includes 59,675 shares subject to immediately exercisable options, of which 9,946 shares will be vested within 60 days after December 31, 2004.

(15) See notes 6 through 14. Includes 3,829,878 shares subject to options that are currently exercisable or will become exercisable within 60 days after December 31, 2004 beneficially owned by executive officers and directors. 2,410,503 of these shares would not be vested within 60 days after December 31, 2004, and thus would be subject to repurchase by Nayna.

          SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires Rescon's directors and executive officers, and persons who beneficially own more than 10% of a registered class of Rescon's equity securities, to file initial reports of beneficial ownership and changes in beneficial ownership of Rescon's securities with the SEC. Directors, executive officers and beneficial owners of more than 10% of Rescon's Common Stock are required by SEC regulations to furnish Rescon with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Rescon, or written representations that no reports were required, Rescon believes that for the fiscal year ended August 31, 2004 beneficial owners complied with Section 16(a) filing requirements applicable to them, except that Henrik and Ilona Klausgaard and Tristan Voth-Stonger inadvertently failed to file Form 3s at the time they became directors of the Company. In addition, each of such necessary filings, as required to be made, will be filed with the SEC after Closing of the transactions under the Merger Agreement.


                         FORWARD LOOKING STATEMENTS

         Information included in this Information Statement on Schedule 14f-1 may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This information may involve known and unknown risks, uncertainties and other factors which may cause the Rescon's and/or Nayna's actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe the Rescon's and/or Nayna's future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. These forward-looking statements are based on assumptions that may be incorrect, and there can be no assurance that any projections included in these forward-looking statements will come to pass. Rescon's and/or Nayna's actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors. Except as required by applicable laws, neither Rescon nor Nayna undertakes any obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                           AVAILABLE INFORMATION

      Please read all the sections of the Information Statement carefully. Rescon is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information filed by Rescon with the SEC may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of these materials may be obtained from the SEC's website at http://www.sec.gov.

                                 SIGNATURES

      In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   Rescon Technology Corp



                                   By: /S/ Henrik Klausgaard
                                   --------------------------------------
                                   Henrik Klausgaard
                                   Chief Executive Officer


Date:  January 6, 2005